Mail Stop 3010

July 6, 2009

VIA USMAIL and FAX (303) 893 - 1008

Mr. James W. Creamer III
Chief Financial Officer
CapTerra Financial Group, Inc.
700 17th Street, Suite 1200
Denver, Colorado 80202

> **Re: CapTerra Financial Group, Inc.**
> **Form 10-K/A for the year ended 12/31/2007**
> **Form 10-Q/A for the periods ended 3/31/2008, 6/30/2008, and 9/30/2008**
> **Filed on 4/15/2009 and 4/16/2009**
> **File No. 000-50764**

Dear Mr. James W. Creamer III:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant